Mail Stop 3561

July 9, 2009

Via Fax & U.S. Mail

Phillip K. Marshall
Chief Financial Officer
Rick's Cabaret International, Inc
10959 Cutten Rd
Houston, TX 77066

>   **Re: Rick's Cabaret International, Inc.**
>   **Form 10-KSB for the fiscal year ended September 30, 2008**
>   **Filed December 29, 2008**
>   **Form 10-Q for the quarter ended March 31, 2009**
>   **Filed May 12, 2009**
>   **File No. 001-13992**

Dear Mr. Marshall:

We have reviewed your response letter dated June 30, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-Q for the quarter ended March 31, 2009

Note 13. Subsequent Events, page 25

1.   We note your responses to our prior comments numbers one and two. Please revise your notes to the consolidated financial statements in future filings to disclose the consideration given to the holders of the promissory notes in exchange for extending the maturity date of the notes through November 2012 and how the consideration of $150,000 will be accounted for within your financial statements. Your revised disclosure should be similar in detail as provided in your response to our prior comments number one and two.

2.   We note your responses to our prior comments number three and four. Please revise your notes to the consolidated financial statements in future filings to specifically disclose that no consideration was required by the Company to renegotiate the terms of such put options, except for the options that required the granting of a second lien on property located in Dallas, Texas.   Your revised disclosure should be similar in detail as provided in your response to our prior comments number one and two.

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        You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Joseph A. Foti
                                        Senior Assistant Chief Accountant

cc: Robert Axelrod, P.C.
VIA FACSIMILE